SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Claymont Steel Holdings, Inc.

(Name of Subject Company)

Claymont Steel Holdings, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

18382P104

(CUSIP Number of Class of Securities)

Allen Egner

Interim Chief Financial Officer

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, PA 15219

(412) 560-3300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont”).

The Schedule 14D-9 relates to the tender offer made by Titan Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), disclosed in the Tender Offer Statement on Schedule TO, dated December 18, 2007, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Claymont at a price of $23.50 per share, net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph under the heading “Antitrust”:

“At 11:59 p.m. on January 3, 2008, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

SIGNATURE

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2008	By:	/s/ Allen Egner
	Name:	Allen Egner
	Title:	Interim Chief Financial Officer